Filed Pursuant to Rule 433
Registration No. 333-252342

Term Sheet

August 15, 2022

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	3.650% Diversity and Inclusion Medium-Term Notes, Series B due August 18, 2025
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TKF1 / US89236TKF11
Trade Date:	August 15, 2022
Original Issue Date:	August 18, 2022 (T+3)
Stated Maturity Date:	August 18, 2025
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 3.125% due August 15, 2025
Treasury Yield:	3.132%
Spread to Treasury:	+55 basis points
Price to Public:	99.910%
Underwriting Discount:	0.225%
Net Proceeds to Issuer:	99.685% / $747,637,500
Coupon:	3.650% per annum
Yield:	3.682%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each February 18 and August 18, beginning on February 18, 2023 and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Loop Capital Markets LLC Mischler Financial Group, Inc. Morgan Stanley & Co. LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	Blaylock Van, LLC MFR Securities, Inc. Multi-Bank Securities, Inc.
DTC Number:	#050

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 25, 2021 and the related prospectus dated January 22, 2021; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Loop Capital Markets LLC toll free at 1-888-294-8898, Mischler Financial Group, Inc. toll-free at 1-800-820-0640, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, R. Seelaus & Co., LLC toll-free at 1-800-922-0584, Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086 and Siebert Williams Shank & Co., LLC toll-free at 1-800-924-1311.

Additional Selling Restrictions

Japan

Each of the Joint Book-Running Managers and Co-Managers has severally agreed that it will not offer or sell any of the notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan and any branch or other office in Japan of a corporation or other entity organized under the laws of any foreign state), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan.

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